Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
11-30-01

For the month of November 2001

MAYNE GROUP LIMITED
(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

15 November 2001

Mayne Nickless Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 2 (including this page)

Dear Sir

Re: Media Release

Please find following a media release in relation to the Teva put and call on the Faulding injectables business.

Yours faithfully,
Mayne Nickless Limited

John W Priestley,
Company Secretary

MEDIA RELEASE
15 November 2001

Teva put and call on Faulding Injectables terminates

Mayne Nickless Limited announced today that the potential disposal of Faulding's injectable pharmaceuticals business for US$365 million to Teva Pharmaceutical Industries Ltd will not proceed.

Mayne Group Managing Director and Chief Executive Officer, Mr Peter Smedley, said Teva had advised Mayne that Teva had been willing to proceed with the acquisition of the injectable pharmaceuticals business notwithstanding the outcome of its due diligence, but only subject to certain conditions relating to the transfer of the business to Teva.

"These conditions were not acceptable to Mayne, nor are they pertinent with the injectables business remaining part of Mayne going forward," Mr Smedley said.

"As I advised shareholders of Mayne at the company's Annual General Meeting on 13 November 2001, if Teva did not proceed for any reason, then this business will remain part of the expanded Mayne group. It is a successful and viable business and we believe we would be able to grow it further as part of Mayne."

"The manufacture of injectable pharmaceuticals and their distribution through hospitals and medical centres remains a strategically attractive business to Mayne, given its extensive health services business and the strong positioning of the injectables business in Australia, Asia, Europe and Canada."

oooOOOooo

For further information contact:

Media enquiries:
Rob Tassie
Communications Manager
+613 9868 0622
0417 870 512
+61417 870 512 (from outside Australia)

Investor enquiries:
Mark Rogers
Manager, Investment Relations
+613 9868 0909

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: [signature]

Name: Karen Kee
Title: Manager, Group Secretarial Services

Date: 4 April 2002